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shawn.pelsinger@shearman.com

February 27, 2013

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos.  333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that you provided by phone to Shawn Pelsinger on February 26, 2013 to a draft prospectus on Form N-2 submitted via electronic mail on February 19, 2013 (the “Prospectus”). Below, we identify your February 26 comments to the Prospectus and offer our responses.1

We believe that this updated language sufficiently addresses your comments, and we have filed a revised “497” version of the Prospectus along with a request that such revised Prospectus be declared effective as soon as practicable.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

I.	General Comments

COMMENT: You have requested that we confirm that any material change in the Company’s thematic investment approach will be addressed with an updated disclosure. Specifically, you have requested that the Company acknowledge its obligation to update disclosures contained in the Prospectus in the event of a material change to the thematic investment approach of the Company.

RESPONSE:  We so acknowledge.

COMMENT: You have requested that we confirm that we will file evidence of a fidelity bond on Form 40-17G, as required by Section Rule 17g-1(g)(1) of the Investment Company Act of 1940, prior to selling any interests in the Company.

RESPONSE:  We confirm that we will file evidence of a fidelity bond on Form 40-17G, as required by Section Rule 17g-1(g)(1) of the Investment Company Act of 1940, prior to selling any interests in the Company.

Very truly yours,

/s/ Shawn Pelsinger

Shawn Pelsinger